UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2025

Pacaso Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-4106896
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

18 E 4th Street, Suite 902 Cincinnati, OH	45202
(Full mailing address of principal executive offices)	(Zip Code)

(844) 272-2276

Issuer’s Telephone number, including area code

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this semiannual report (“Semiannual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on September 30, 2024 as part of the initial offering statement, as amended and supplemented. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2025. The consolidated financial statements included in this filing as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Pacaso Inc., a Delaware corporation (“Pacaso”, “we”, “our”, the “Company” and “us”) operates a technology enabled real estate marketplace that facilitates the seamless purchase and management of co-owned vacation homes. Through our proprietary online platform, accessible on the internet and through our mobile application, we connect prospective buyers with luxury vacation homes, streamlining the co-ownership process from acquisition to ongoing management.

Using both internal and external data reports and local market insights, Pacaso expertly curates listings across the nation and select international locations, showcasing only the top percentage of homes that meet Pacaso’s rigorous standards for vacation home co-ownership. We have established a set of home criteria, and we use those parameters to curate listings from The MLS through Internet Data Exchange (“IDX”) feeds that meet the baseline criteria to become a future Pacaso. Criteria are set based on a large dataset of vacation home buyer preferences. Once sufficient demand is generated for a property, Pacaso conducts an extensive due diligence process to evaluate the property thoroughly. This includes an assessment of the property location, market dynamics, regulatory compliance and physical condition. Simultaneously, the Pacaso interior design team selects and procures high-quality furnishings and decor tailored to the property’s aesthetic and functional requirements. After this rigorous process, Pacaso purchases the home and then sells co-ownership membership interests in the real estate through special purpose holding entities in the form of limited liability companies (“Holding SPE” or “SPE”) to buyers.

Buyers have the opportunity to purchase 1/8 to 1/2 shares of meticulously vetted turnkey properties, significantly reducing the buy-in cost compared to purchasing a whole home. Pacaso generates revenue through the sale of interests in the Holding SPE and through transaction fees charged to buyers for facilitating co-ownership transactions, as well as through interior design services, and our furniture program. These fees, calculated as a percentage of the property and interior furnishing value, contribute to the Company’s revenue upon successful completion of a transaction. Additionally, Pacaso offers services to facilitate owner financing for up to approximately 70% of the share price, with an origination fee associated based on the amount financed and the potential to earn additional interest above the prevailing market rate.

A Pacaso home typically remains in the Pacaso ecosystems through subsequent co-owner transactions, and Pacaso serves as a comprehensive property management company and LLC program manager. Pacaso ensures a seamless ownership journey, handling everything from routine maintenance to financial matters. Driven by our proprietary SmartStay™ technology, our user-friendly mobile app simplifies scheduling for co-owners, facilitating efficient planning and equitable access to their vacation home. Our revenue model also comprises recurring management fees for property and LLC program management and the SmartStay™ technology. Pacaso generates money from a mix of recurring revenue and transaction fees, including up-front transaction fees, ongoing management fees, and commissions on resales.

Additionally, Pacaso offers a flexible and efficient resale process, empowering owners to sell their shares with expert pricing guidance, robust marketing strategies, and access to a network of interested buyers. Pacaso typically collects a 6% resale fee upon successful transactions, ensuring a smooth and expedited closing process for all parties involved.

In addition to our core offerings, Pacaso offers a range of customizable Pacaso Services tailored for individuals interested in self-directed real estate co-ownership. These services include the sale of legal templates for LLC formation and operating agreements, suitable for both vacation home and primary residence co-ownership arrangements. As part of our commitment to enhancing the co-ownership experience, Pacaso plans to expand its service offerings in the future, providing a comprehensive suite of support services for co-owners.

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Offering Results

Regulation A Offerings

On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our non-voting Class D Common Stock under Regulation A. Through September 8, 2025, the Company has received net proceeds of $39.5 million of cash in connection with its Regulation A Offering.

The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering or September 18, 2025.

Regulation D Offerings

During July 2025, the Company commenced an additional tender offer to raise funds pursuant to Rule 506(c) of Regulation D. Through September 8, 2025 the Company has raised $0.2 million of cash in exchange for shares of our non-voting Class D Common Stock.

Recent Developments

During August 2025, the Company entered into a master repurchase agreement of $100 million with a third-party financial institution. Refer to Note 18, Subsequent Events, for more details on recent developments.

During September 2025, the Certificate of Incorporation of the Company was amended to increase the number of authorized shares. The filed copy is attached hereto as an Exhibit.

Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may vary from similarly titled metrics or measures presented by other companies.

Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales units transacted represents where the Company receives a fixed fee upon a successful resale between two third-parties. Pacaso NOW units allow customers to experience a Pacaso home through a program in which they pay an annual fee, which is reflected in real estate services on our statements of operations, with the option to convert into ownership. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations, which also includes Pacaso NOW units that convert into ownership. Deferred units represent units transacted where the Company cannot yet recognize revenue or gain from real estate investments until certain performance obligations are completed. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Six Months Ended June 30,
	2025	2024
Units transacted	57	65
Resales transacted	63	61
Units and resales transacted	120	126
Pacaso NOW units transacted	3	6
Deferred units recognized (1)	1	12
Deferred units	-	(2)
Total units transacted, net of deferred units	124	142

(1)	During the six months ended June 30, 2024, of the 12 deferred units recognized, 1 was deferred in 2022 and 11 were deferred in 2023. As of June 30, 2025 there were no additional units deferred on our Consolidated Balance Sheet.

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Gross real estate transacted and margin

We define Gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period, which ultimately impacts gross profit further discussed in segments.

	Six Months Ended June 30,		2024 to 2025
(amounts in thousand)	2025	2024	$ Change	% Change

Gross real estate transacted, less whole home sales	$57,120	$64,229	$(7,109)	(11)%
Gross real estate transacted, less whole home sales margin %	13%	13%

Whole home real estate transacted	$-	$6,750	$(6,750)	(100)%
Whole home real estate transacted margin	-%	4%

Gross real estate transacted	$57,120	$70,979	$(13,859)	(20)%
Gross real estate transacted margin %	13%	12%

Gross real estate transacted was impacted by the recognition of deferred units in each period presented as noted above in Total Units Transacted. The deferred units recognized in each period contributed to gross real estate transacted of $881 and $7,491 during the six months ending June 30, 2025 and 2024, respectively.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in inventory at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

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We view this metric as an important measure of business performance, as it captures gross profit performance related to units transacted in a given period and provides comparability across reporting periods.

	Six Months Ended June 30,
(amounts in thousand)	2025	2024

Gross profit (GAAP)	$11,877	$12,140

Adjustments- add back (deduct):
Amortization of developed technology (1)	741	1,098
Inventory valuation adjustments- Current period (2)(3)	-	190
Inventory valuation adjustments- Prior periods (2)(4)	-	(1,749)
Share-based compensation	11	20
Adjusted gross profit	$12,629	$11,699

Whole home gross (profit) loss	-	(281)
Inventory valuation adjustments related to whole homes	-	1,749
Adjusted gross profit excluding impact of whole homes	$12,629	$13,167

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

Gross profit and adjusted gross profit was impacted by the recognition of deferred units in each period presented as noted above in Total Units Transacted. The deferred units recognized in each period contributed to gross profit and adjusted gross profit of $94 and $703 during the six months ending June 30, 2025 and 2024, respectively. If this impact was removed the change year over year would be an increase in adjusted gross profit of $71 or 1%.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, non-recurring impairment and write-offs, and advertising expense directly related to our Regulation A offering further described below. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

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	Six Months Ended June 30,
(amounts in thousand)	2025	2024
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(22,300)	$(13,792)

Interest expense- net	2,493	1,133
Income tax expense	65	73
Depreciation and amortization	1,190	1,451
Share-based compensation	224	632
Non-recurring expense (1)	57	907
Inventory valuation adjustments- Current period (2)(3)	-	190
Inventory valuation adjustments- Prior periods (2)(4)	-	(1,749)
Unrealized foreign currency (gain) loss	(455)	804
Impairment and write-off expense	40	2
Regulation A offering advertising expenses	9,408	-
Adjusted EBITDA	$(9,278)	$(10,349)

(1)	The six months ended June 30, 2025 consists of legal settlement payments related to a former employee to resolve all claims related to the termination of their employment. The six months ended June 30, 2024 primarily consisted of one-time expenses related to the write-off of receivables from SPE’s and one-time costs the Company agreed to pay on behalf of certain SPE’s which are included in holding costs.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

Components of Real Estate Investments, net, and Real Estate Inventory, net and debt

Components of real estate investments, net and real estate inventory, net is an important metric so that management has an understanding of the total gross asset value combined, excluding the impact of associated debt, as real estate investments, net is presented net of holding SPE lines of credit on the Balance Sheet. Holding SPE lines of credit represents lending arrangements and lines of credit obtained from third-party lenders. The company compares the total asset level debt versus the total real estate inventory and real estate investment assets to manage leverage across the portfolio.

(amounts in thousand)	June 30, 2025	December 31, 2024
Real Estate Investments, Net:
Real estate investment assets	$54,362	$53,818
Holding SPE lines of credit liabilities	32,095	36,697
Real estate investments, net	22,267	17,121

Real estate inventory	5,091	5,538
Real estate investment assets	54,362	53,818
Total real estate inventory and real estate investment assets excluding holding SPE lines of credit	$59,453	$59,356

Debt:
Holding SPE lines of credit and revolving credit facility secured by real estate assets (1)	$45,220	$39,740
Total asset level debt as a % of total real estate inventory and real estate investment assets excluding holding SPE lines of credit	76%	67%
Other holding SPE lines of credit (2)	6,864	6,240
Revolving credit facility secured by financing arrangements (3)	19,903	-
Regulation D offerings	12,342	15,360
Holding SPE lines of credit netted in Real Estate Investments	(32,095)	(36,697)
Total debt (GAAP)	$52,234	$24,643

(1)

The Company entered into a new revolving credit facility during February 2025 that is secured by both equity in real estate assets and financing arrangements. For purposes of calculating the total asset level debt above, the debt associated with the revolving credit facility only includes the debt that is secured by real estate assets.

(2)	Other holding SPE lines of credit is debt where no real estate inventory or real estate investment is held, thus it is excluded from the asset level debt above.

(3)	The revolving credit facility debt in the corresponding row above includes debt secured by financing arrangements only, thus it is excluded from the asset level debt above as a percentage of real estate assets. See footnote 2 - Summary of Significant Accounting Policies and footnote 8 - Financing Arrangements for additional details.

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Components of Results of Operations

Consolidation and Real Estate Investment Accounting — Co-ownership

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. For additional information on consolidation and real estate investments accounting, refer to Note 2 and Note 3 in our Notes to Consolidated Financial Statements. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Real estate sales, net

We generate real estate sales revenue from the initial sale of partial membership interests in single family real estate upon deconsolidation of the Holding SPE and the revenue is recorded net of any discounts, or concessions, that may be granted. Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes.

Gain on real estate investment sales

All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted.

Real estate services

Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, including fees related to Members who finance, fees earned for resales between two third parties and recurring management fees for property and LLC program management and the SmartStay™ technology. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest.

Cost of real estate and real estate services

The Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

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Offering advertising

Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering.

Sales and marketing

Sales and marketing costs consist primarily of personnel-related expenses, including share-based compensation, commissions paid to third-party real estate brokers and expenses related to sales and marketing.

General and administrative

General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees.

Operations

Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding costs

Holding costs include equity method earnings and losses from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost.

Technology and development

Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs.

Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the six months ended June 30, 2025 and 2024, property and equipment consisted of computer and computer related equipment with an estimated useful life of 3 years.

Interest expense

Interest expense consists primarily of expenses related to Holding SPE lines of credit, revolving credit facility, acquisition financing interest expense and amortization of debt issuance costs on those lines of credit.

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Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States. We recognize interest and penalties related to income tax matters in income tax expense if incurred.

Results of Operations

The following table sets forth our consolidated results of operations and includes a discussion of significant items explaining the changes for the periods presented:

	Six Months Ended June 30,		2024 to 2025 Change
(amounts in thousand)	2025	2024	Change in $	Change in %
Revenue	$50,754	$74,338	$(23,584)	(32)%
Cost of Revenue	38,877	62,198	(23,321)	(37)%
Gross Profit	11,877	12,140	(263)	(2)%

Operating Expenses:
Offering advertising	9,408	-	9,408	N/M
Sales and marketing	6,769	8,388	(1,619)	(19)%
General and administrative	8,198	9,036	(838)	(9)%
Technology and development	3,273	2,765	508	18%
Operations	2,600	2,412	188	8%
Holding costs	1,276	2,064	(788)	(38)%
Depreciation	38	61	(23)	(38)%
Total operating expenses	31,562	24,726	6,836	28%

Loss from Operations	(19,685)	(12,586)	(7,099)	56%

Interest expense	(4,568)	(3,474)	(1,094)	31%
Interest income	2,075	2,341	(266)	(11)%
Other expense	(57)	-	(57)	N/M
Loss before income taxes	(22,235)	(13,719)	(8,516)	62%
Income tax expense	(65)	(73)	(8)	(11)%
Net loss	$(22,300)	$(13,792)	$(8,508)	62%

N/M - Not meaningful.

Revenue

Revenue decreased by $23.6 million, or 32%, for the six months ended June 30, 2025 compared to 2024, primarily due to the impact of whole home sales and the recognition of deferred units during 2024. In 2024 there was $6.8 million in whole home sales compared to $0 in 2025. In 2024, 12 deferred units were recognized contributing $6.7 million in revenue compared to 1 deferred unit recognized in 2025 only contributing $0.1 million to revenue.

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Cost of Revenue and Gross Profit

Cost of revenue decreased by $23.3 million, or 37% for the six months ended June 30, 2025 compared to 2024, primarily due to the decrease in units transacted as well as the items discussed above. Gross profit decreased by $0.3 million, or 2% in 2025 compared to 2024, indicating improved margins in 2025 compared to 2024.

Offering Advertising

Offering advertising expenses of $9.4 million during the six months ended June 30, 2025 primarily consists of offering advertising costs related to the Regulation A offering.

Sales and Marketing

Sales and marketing expenses decreased by $1.6 million, or 19%, for the six months ended June 30, 2025 compared to 2024. This decrease was primarily driven by a $1.0 million reduction in sales and referral commissions and a $0.5 million reduction in brand media spend.

General and Administrative

General and administrative expenses decreased by $0.8 million, or 9% for the six months ended June 30, 2025 compared to 2024. General and administrative expenses were relatively consistent when comparing the six months ended June 30, 2025 to the same period in 2024. Removing the impact of unrealized gain or loss in each period, general and administrative expenses increased by $0.4 million, primarily due to an increase in legal cost of $0.3 million.

Technology and Development

Technology and development expenses increased by $0.5 million, or 18% for the six months ended June 30, 2025 compared to 2024. The increase in technology and development expenses was primarily attributable to investments in our proprietary platform and integrating cutting-edge AI tools to be better positioned to drive growth, increase efficiency and enhance the customer experience.

Operations

Operations expenses increased by $0.2 million, or 8% for the six months ended June 30, 2025 compared to 2024. The increase in operations expenses was primarily related to personnel-related expenses which increased by $0.2 million to $2.1 million in 2025 compared to $1.9 million in 2024.

Holding Costs

Holding costs decreased by $0.8 million, or 38% for the six months ended June 30, 2025 compared to 2024. The decrease in holding cost was attributable to lower real estate inventory and real estate investments held during the six months ended June 30, 2025.

Depreciation Expense

Depreciation expense decreased by $0.01 million for the six months ended June 30, 2025 compared to 2024 due to an increasing number of fully depreciated assets and timing of new asset purchases.

Interest Expense

Interest expense increased by $1.1 million, or 31% for the six months ended June 30, 2025 compared to 2024. The increase in interest expense was primarily attributable to an increase in average debt balance due to our new revolving credit facility entered during February 2025, which increased our leverage to a level within our target range based on corresponding assets on our Consolidated Balance Sheet.

Interest Income

Interest income decreased by $0.3 million for the six months ended June 30, 2025 compared to 2024. The decrease in interest income was driven by lower yields on cash and cash equivalents corresponding with the decrease in United States treasury yields. In certain cases, we earned a spread on the interest rates charged to customers.

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Other Expense

Other expense during the six months ended June 30, 2025 consists of legal settlement payments related to a former employee to resolve all claims related to the termination of their employment.

SEGMENT OVERVIEW

We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides services to facilitate owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments, the sale of whole homes and Pacaso NOW fees.

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings. Other services in the property operation segment consist of services related to alarm monitoring, smart locks and beginning in 2024 also includes subsequent furniture sales to existing homes.

Segment Results

The following tables present our revenues and gross profit by segment for the six months ended June 30, 2025, compared to 2024.

	Six Months Ended June 30,		2024 to 2025 Change
(amounts in thousand)	2025	2024	Change in $	Change in %
SEGMENTS:
Co-ownership real estate and financing	$27,463	$53,610	$(26,147)	(49)%
Property operations	4,663	3,589	1,074	30%
Total revenue	32,126	57,199	(25,073)	(44)%

SEGMENTS COST OF REVENUE:
Co-ownership real estate and financing	18,016	42,563	(24,547)	(58)%
Property operations	1,492	1,398	94	7%
Total cost of revenue	19,508	43,961	(24,453)	(56)%
TOTAL SEGMENT GROSS PROFIT	$12,618	$13,238	$(620)	(5)%

Segment results were impacted by deferred shares recognized in each period contributing to gross profit of $94 and $703 during the six months ending June 30, 2025 and 2024, respectively. If this impact was removed the change year over year would be a decrease of $11 or 0.1%.

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Co-ownership Real Estate and Financing Results

The following tables present our revenues and gross profit for co-ownership real estate and financing by various components for the six months ended June 30, 2025 compared to 2024.

	Six Months Ended June 30,		2024 to 2025 Change
(amounts in thousand)	2025	2024	Change in $	Change in %
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$19,895	$48,265	$(28,370)	(59)%
Real estate investment sales	4,952	2,423	2,529	104%
Co-ownership real estate services (1)	2,616	2,922	(306)	(10)%
Total Co-ownership real estate and financing sales	27,463	53,610	(26,147)	(49)%

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	17,494	42,012	(24,518)	(58)%
Co-ownership real estate services	522	551	(29)	(5)%
Total cost of Co-ownership real estate and financing	18,016	42,563	(24,547)	(58)%
SEGMENT GROSS PROFIT	$9,447	$11,047	$(1,600)	(14)%

(1)	Co-ownership real estate services includes fees earned from facilitating financing, resales and Pacaso NOW.

Co-Ownership Real Estate and Financing Sales

Co-ownership real estate and financing sales segment revenue decreased by $26.1 million, or 49% for the six months ended June 30, 2025 compared to 2024 primarily due to the impact of whole home sales and the recognition of deferred units during 2024. In 2024 there was $6.8 million in whole home sales compared to $0 in 2025. In 2024, 12 deferred units were recognized contributing $6.7 million in revenue compared to 1 deferred unit recognized in 2025 only contributing $0.1 million to revenue. Additionally, Co-ownership real estate and financing sales are impacted by the type of recognition during the periods presented. Co-ownership real estate sales are presented gross, net of any concessions or discounts. Real estate investment sales are treated as sales of equity method investments and only reflect the net gain of the sale after the cost paid to purchase and furnish the property. These net gains are also recorded net of any discounts, or concessions, that may be granted. During the six months ended June 30, 2025 only 16 of the 124 units transacted were recorded to co-ownership real estate sales compared to 54 of the 142 units transacted during the six months ended June 30, 2024.

Co-Ownership Real Estate and Financing Cost Of Sales and Gross Profit

Co-ownership real estate and financing segment cost of sales decreased by $24.5 million, or 58% for the six months ended June 30, 2025 compared to 2024, primarily due to items discussed above. Segment gross profit decreased to $9.4 million in 2025 compared to $11.0 million in 2024, representing a decrease of 14%.

Property Operations Results

The following tables present our revenues and gross profit for property operations by various components for the six months ended June 30, 2025 compared to 2024.

	Six Months Ended June 30,		2024 to 2025 Change
(amounts in thousand)	2025	2024	Change in $	Change in %
PROPERTY OPERATIONS:
Property management	$4,194	$3,157	$1,037	33%
Other services	469	432	37	9%
Total Property operations sales	4,663	3,589	1,074	30%

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	1,437	1,361	76	6%
Other services cost of sales	55	37	18	49%
Total cost of Property operations	1,492	1,398	94	7%
SEGMENT GROSS PROFIT	$3,171	$2,191	$980	45%

13

Property Operations Sales

Property operations segment revenue increased by $1.0 million, or 30% for the six months ended June 30, 2025 compared to 2024, primarily due to the increase in the number of units under management from 1,184 units in 2024 to 1,320 units in 2025.

Property Operations Cost of Sales and Gross Profit

Property operations segment cost of sales increased by $0.1 million, or 7% for the six months June 30, 2025 compared to 2024. Gross profit increased from $2.2 million to $3.2 million and gross margin increased from 61% to 68%. The increase in gross profit margin is attributable to better utilization of personnel and related costs while increasing corresponding revenues and overall units under management.

Segment Reconciliation to GAAP Gross Profit

The table below reconciles our segments to GAAP revenue, cost of sales and gross profit:

(amounts in thousand)	Six Months Ended June 30,		2024 to 2025 Change
RECONCILATION TO GAAP GROSS PROFIT	2025	2024	Change in $	Change in %
TOTAL GROSS PROFIT (GAAP)	$11,877	$12,140	$(263)	(2)%

Total segments revenue	32,126	57,199	(25,073)	(44)%
Other non-segment revenue:
Reimbursable sales	18,628	17,139	1,489	9%
Total revenue (GAAP)	50,754	74,338	(23,584)	(32)%

Total segments cost of revenue	19,508	43,961	(24,453)	(56)%
Other non-segment cost of revenue:
Reimbursable cost of sales	18,628	17,139	1,489	9%
Amortization of developed technology	741	1,098	(357)	(33)%
Total cost of revenue (GAAP)	38,877	62,198	(23,321)	(37)%
TOTAL GROSS PROFIT (GAAP)	$11,877	$12,140	$(263)	(2)%

Liquidity and Capital Resources

Our main sources of liquidity have historically consisted of cash generated from financing activities including equity and debt fundraising activities. As of June 30, 2025 and December 31, 2024, the Company had cash, cash equivalents and restricted cash of $49.9 million and $27.7 million, respectively, which consisted of cash on hand at financial institutions and highly liquid investments with original maturities of three months or less at the date of purchase.

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds and a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances. See full description of the Company’s financing arrangements as of June 30, 2025 and December 31, 2024 in Note 7 - Financing Arrangements in our Notes to Consolidated Financial Statements as well as Note 18 - Subsequent Events for discussion of a new $100 million credit facility entered into in August 2025. The Company believes that its revenues and current cash will be sufficient to continue to fund its operations beyond the next 12 months. The Company is raising capital through its Regulation A offering and is not dependent on the Regulation A proceeds to operate for the next 12 months.

14

We expect our working capital requirements to increase over time in order to expand and execute on our business plan. We believe that our cash on hand, together with our operations will be sufficient to meet short-term working capital and capital expenditure requirements for at least the next 12 months. We currently have no commitments with any person for any capital expenditures, with the exception of immaterial purchases of property and equipment necessary for employees. However, our ability to fund our working capital requirements will depend in part on the real estate market conditions in which we operate and in various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions which may be beyond our control. Depending on these and other factors, we may seek additional financing.

The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial.

Historically our financing activities primarily include equity and debt financing activities as well as borrowings and repayments of Holding SPE lines of credit and utilization of our acquisition financing line of credit. Buying and selling of high-valued assets such as single family homes is cash intensive and has a significant impact on our liquidity and capital resources, which are further discussed below in the summarized cash flow information.

Summarized Cash Flow Information

	Six Months Ended June 30,
(amounts in thousand)	2025	2024
Cash Flow Data:
Net cash used in operating activities	$(18,186)	$(3,525)
Net cash used in investing activities	(21,710)	(1,167)
Net cash provided by financing activities	61,948	950

Cash Flows Used In Operating Activities

Net cash used in operating activities was $18.2 million and $3.5 million for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025, cash used in operating activities was impacted by our net loss of $22.3 million as well as an increase in real estate investments, net, of $5.1 million which is primarily due to the reduction of debt netted in real estate investments of $4.6 million. During the six months ended June 30, 2024, cash used in operating activities was impacted by our net loss of $13.8 million partially offset by cash provided by the decrease in total real estate inventory and real estate investment assets excluding holding SPE lines of credit of $15.8 million as well as changes in overall working capital.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $21.7 million and $1.2 million for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025, net cash used in investing activities was primarily impacted by the payments to acquire customer financing receivables of $22.0 million due to the new revolving credit facility entered into in February 2025 which is partially secured by financing arrangements pledged to a wholly owned subsidiary of the Company, partially offset by proceeds from the related customer financing receivables of $1.3 million. Additionally, net cash used in investing activities includes capitalized labor related to technology development and purchases of property and equipment.

Cash Flows Provided By Financing Activities

Net cash provided by financing activities was $61.9 million and $0.9 million for the six months ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025, cash provided by financing activities was attributable to $24.3 million of net proceeds from the sale of Class D common stock due to our Regulation A offering. Additionally, during the six months ended June 30, 2025, cash provided by financing activities includes $51.4 million of debt proceeds, offset by $21.2 million of debt repayment which excludes $7.9 million of non-cash assignment of debt to Holding SPEs, as well as $7.2 million of insurance proceeds reflected as deferred insurance proceeds liability on our Balance Sheet, all of which is reflected as restricted cash. For the six months ended June 30, 2024, cash used in financing activities was primarily attributable to $31.5 million of debt repayment which excludes $16.9 million of non-cash assignment of debt to Holding SPE’s, partially offset by $32.7 million proceeds of debt.

15

Quantitative and Qualitative Disclosures About Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related primarily to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities, as well as interest paid on our debt.

We had cash, cash equivalents and restricted cash of $49.9 million as of June 30, 2025, which consisted of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Assuming no change in the outstanding borrowings on our credit facilities as of June 30, 2025, we estimate that a one percentage point increase in the applicable interest rates would have increased our annual interest expense by approximately $0.8 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Foreign currency Exchange Risk

We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. As we do not maintain a significant balance of foreign currency, we do not believe an immediate 10% increase or decrease in foreign currency exchange rates relative to the U.S. dollar would have a material effect on our business, results of operations or financial condition.

Item 2: Other Information

N/A

16

Item 3: Financial Statements

FINANCIAL STATEMENTS

PACASO INC. AND SUBSIDIARIES

F-1

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except share amounts)

	June 30,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$40,355	$27,711
Restricted Cash	9,522	-
Accounts receivable, net	7,334	6,864
Real estate inventory, net	5,091	5,538
Real estate investments, net	22,201	17,121
Other current receivables	2,073	3,359
Prepaid expenses	1,880	1,834
Deferred offering costs	345	541
Other current assets	731	2,678

Total current assets	89,532	65,646

Property and equipment, net	182	108

Intangible assets, net	2,779	2,988

Other long-term receivables	43,182	27,656

Other long-term assets	268	34

Total assets	$135,943	$96,432

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,441	$1,460
Accrued expenses	1,747	1,411
Deposit liabilities	369	1,036
Deferred revenue	103	116
SAFE investments	2,668	2,668
Other current liabilities	3,684	1,727
Deferred insurance proceeds liabilities	7,204	-
Current portion of debt	30,687	13,163

Total current liabilities	48,903	21,581

Long-term Liabilities:
Long-term debt	21,547	11,480
Other long-term liabilities	-	34

Total long-term liabilities	21,547	11,514

Total Liabilities	70,450	33,095

Commitments and Contingencies (Note 13)
STOCKHOLDERS’ EQUITY:
Class A common stock, $0.00001 par value, 150,000,000 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024	-	-
Class B common stock, $0.00001 par value, 125,000,000 and 120,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively, and 10,043,899 and 9,667,964 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	-	-
Class C common stock, $0.00001 par value, 31,508,762 shares authorized and no shares issued and outstanding as of June 30, 2025 and December 31, 2024	-	-
Class D common stock, $0.00001 par value, 28,957,528 shares authorized and 12,249,342 and 3,281,809 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	-	-
Series A preferred stock, 48,756,870 shares authorized and 48,563,543 shares issued and outstanding as of June 30, 2025 and December 31, 2024 and liquidation preference of $22,466	16,903	16,903
Series B preferred stock, 19,129,473 shares authorized and 18,779,540 shares issued and outstanding as of June 30, 2025 and December 31, 2024 and liquidation preference of $95,213	77,773	77,773
Series C preferred stock, 31,508,762 shares authorized and 31,448,013 shares issued and outstanding as of June 30, 2025 and December 31, 2024 and liquidation preference of $159,011	141,150	141,150
Additional paid in capital	48,967	24,175
Accumulated other comprehensive (loss) income	(219)	117
Retained deficit	(219,081)	(196,781)
Total Stockholders’ Equity	65,493	63,337

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$135,943	$96,432

The accompanying notes are an integral part of these consolidated financial statements.

F-2

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except per share data)

	Six Months	Six Months
	Ended	Ended
	June 30, 2025	June 30, 2024
Revenue:
Real estate sales, net	$20,141	$48,265
Gain on sale of real estate investments	4,952	2,423
Real estate services	25,661	23,650

Total revenue	50,754	74,338

Cost of revenue:
Cost of real estate	17,615	42,012
Cost of real estate services	21,262	20,186

Total cost of revenue	38,877	62,198

Gross Profit	11,877	12,140

Operating Expenses:
Offering advertising	9,408	-
Sales and marketing	6,769	8,388
General and administrative	8,198	9,036
Technology and development	3,273	2,765
Operations	2,600	2,412
Holding costs	1,276	2,064
Depreciation	38	61

Total operating expenses	31,562	24,726

Loss from Operations	(19,685)	(12,586)

Interest expense	(4,568)	(3,474)
Interest income	2,075	2,341

Other expense	(57)	-

Loss before income taxes	(22,235)	(13,719)

Income tax expense	(65)	(73)

Net loss	$(22,300)	$(13,792)

Basic and diluted net loss attributable to Pacaso Inc. per share	$(0.13)	$(0.09)
Weighted average common shares outstanding:
Basic and diluted	168,158	160,652

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

(in thousands)

	Six Months	Six Months
	Ended	Ended
	June 30, 2025	June 30, 2024

Net loss	$(22,300)	$(13,792)
Other comprehensive gain (loss):
Foreign currency translation	(336)	906
Comprehensive loss	$(22,636)	$(12,887)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 and JUNE 30, 2024

(in thousands, except share data)

	Common Stock					Series A		Series B		Series C				Accumulated
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Additional	Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Paid-In Capital	Income (Loss)	Equity

BALANCE — January 1, 2025	150,000,000	$-	9,667,964	$-	-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(196,781)	$24,175	$117	$63,337
Exercise of stock options	-	-	943,520	-	-	-	-	-	-	-	-	-	117	-	117
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	224	-	224
Issuance of Class D common stock	-	-	-	-	3,281,809	-	-	-	-	-	-	-	26,534	-	26,534
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(2,083)	-	(2,083)
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	(336)	(336)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(22,300)	-	-	(22,300)
BALANCE — June 30, 2025	150,000,000	$-	10,611,484	$-	3,281,809	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(219,081)	$48,967	$(219)	$65,493

	Common Stock					Series A		Series B		Series C				Accumulated
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Additional	Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Paid-In Capital	Income (Loss)	Equity

BALANCE — January 1, 2024	150,000,000	$-	8,724,444	$-	-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(165,345)	$15,315	$(1,327)	$84,469
Exercise of stock options	-	-	773,539	-	-	-	-	-	-	-	-	-	48	-	48
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	632	-	632
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	906	906
Net loss	-	-	-	-	-	-	-	-	-	-	-	(13,795)	-	-	(13,792)
BALANCE — June 30, 2024	150,000,000	$-	9,497,983	$-	-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(179,140)	$15,995	$(421)	$72,263

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PACASO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months	Six Months
	Ended	Ended
	June 30, 2025	June 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,300)	$(13,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,190	1,451
Loss of disposal of property and equipment	1	2
Share-based compensation	224	632
Non-cash impairment of real estate investments	268	190
Non-cash insurance recovery asset	(268)	-
Write-off of receivables from Holding SPE’s	-	907
Write-off of customer receivable	40	-
Amortization of debt issuance costs	317	211
Non-cash issuance of Class D common stock	175	-
Unrealized foreign currency transaction losses	(455)	804
Change in assets and liabilities, net of effect from foreign currency:
Real estate inventory	447	20,285
Real estate investments, net	(8,603)	(21,556)
Accounts receivable	(470)	2,291
Customer receivables	5,451	584
Other receivables	1,485	-
Prepaid expenses and other current assets	1,675	709
Accounts payable	986	177
Accrued expenses	336	1,626
Deposit liabilities	(667)	137
Deferred revenue	(13)	(2,555)
Other assets and liabilities	1,995	4,372

Net cash used in operating activities	(18,186)	(3,525)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments to acquire customer financing receivables	(21,976)	-
Proceeds from customer financing receivables	1,323	-
Capitalized technology development	(944)	(1,116)
Purchases of property and equipment	(113)	(55)
Proceeds from sale of property and equipment	-	4

Net cash used in investing activities	(21,710)	(1,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Class D common stock, net	24,276	-
Proceeds from debt, net of issuance costs	51,353	32,370
Repayment of debt	(21,197)	(31,468)
Deferred insurance proceeds liability	7,204	-
Deferred offering costs	195	-
Proceeds from exercised options	117	48

Net cash provided by financing activities	61,948	950
Effect of foreign currency exchange rate changes on cash	114	(47)
NET CHANGE IN CASH AND CASH EQUIVALENTS	22,166	(3,789)

CASH, CASH EQUIVALENTS and RESTRICTED CASH:
Beginning of period	27,711	39,628

End of period	$49,877	$35,839

Supplemental cash flow information (Unaudited):
Significant non-cash transactions:
Non-cash assignment of debt to Holding SPEs	$7,860	$16,853

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PACASO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF OPERATIONS

Pacaso Inc., a Delaware corporation (“Pacaso” or the “Company”) was incorporated in January 2020. The Company facilitates buying, owning, and selling of co-ownership interests in second homes. The Company offers integrated financing, upscale interior design, professional property management, and proprietary technology to make scheduling stays simple. After purchase, the Company manages the home on an ongoing basis and supports the resale process in partnership with licensed real estate professionals. The Company has operations within the United States, Europe, and Mexico.

The Company conducts its primary business of acquiring and selling co-ownership interests in single family homes in destination communities through establishment of special purpose holding entities, in the form of limited liability companies (“Holding SPEs”). The Company, through a wholly-owned subsidiary, is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. Pacaso is further appointed as the initial “Program Manager” for the management, maintenance, and operation of the homes. The Company sells co-ownership interests in the Holding SPEs to third-party owners (“Members”). Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight interests that can be sold individually. Generally, Members may own one-eighth and up to four-eighths of an individual Holding SPE.

The Company is responsible for forming and establishing each Holding SPE, at which time it typically is the sole economic owner, or membership interest holder, of the Holding SPE and its Non-member Manager. The Holding SPE will contract with a selling real estate holder to acquire a specific property, while also arranging for debt financing to be drawn upon by the Holding SPE or the Company to pay for the balance of funds due to purchase the property at transaction closing. The Company’s initial economic interest placed in a specific property prior to closing is dependent upon the number of Members identified by the time of home closing. The Holding SPE debt is typically collateralized by the underlying property deed for each property. The Company has agreed with Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders.

As the Company sells membership interests, new third-party Members either pay cash in full for their interests or may choose to finance up to 70% of their purchase price directly with the Holding SPE or the Company. The Company sells Holding SPE membership interests based on a fractional allocation of the price to acquire the property and certain costs to procure furnishings for the homes plus a markup paid to the Company for its role in facilitating the structure and property acquisition.

As a property is acquired, the Holding SPE enters into an agreement with a wholly-owned subsidiary of the Company, as the Program Manager, to manage the ongoing operations of the Holding SPE through providing various services, inclusive of Holding SPE management services, administrative services, technology services (such as providing for the use of the Company’s proprietary booking and stays technology), property management services, and financial services. As the Holding SPE sells membership interests, each new third-party Member signs the Holding SPE operating agreement. The Company receives a fixed monthly fee from each of the Members for providing services to the Holding SPE. All actual operating costs and capital expenditures of the Holding SPE are passed on directly to Holding SPE Members for payment. If a property has closed, but is not yet fully subscribed, the Company is responsible for making its share of operating and capital cost payments based on its pro-rata level of retained Holding SPE ownership interest during the period. This can be inclusive of any debt service costs, as well as property maintenance costs. These costs represent the Company’s equity earnings or losses associated with its equity method investments and such costs are recorded within holding costs and interest expense on the Consolidated Statement of Operations. The amount included in holding costs for the six months ended June 30, 2025 and 2024 were $1,276 and $2,064, respectively.

F-7

Members can remarket their Holding SPE membership interests at a price of their determination, without influence from other third-party owners or the Company. Existing Holding SPE Members are granted a right of first offer if a Member wishes to sell their Holding SPE interest, but existing Members are not compelled to accept these offers. In scenarios whereby an existing Member wishes to sell its interest, the Company may act similar to a listing real estate agent and earn a commission on such sale.

Certain Significant Risks and Business Uncertainties - The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company’s control, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Regulation S-X of the rules and regulations of the SEC. The accompanying unaudited interim condensed consolidated financial statements have been prepared from the records of the Company, without audit and, in the opinion of management, include all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the Company’s financial position as of June 30, 2025, and the results of operations, comprehensive loss, stockholders’ equity, and cash flows for the six month periods ended June 30, 2025 and June 30, 2024. The Consolidated Balance Sheet as of December 31, 2024, presented herein, has been derived from the Company’s audited consolidated financial statements for the fiscal year then ended.

Certain information and disclosures normally included in the notes to annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted for purposes of these interim condensed consolidated financial statements. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including notes thereto, contained in the Company’s Annual Report on Form 1-K for the year ended December 31, 2024.

The results of operations, comprehensive loss, stockholders’ equity, and cash flows for the six month periods ended June 30, 2025 and June 30, 2024 presented herein are not necessarily indicative of the results to be expected for the full fiscal year.

The consolidated financial statements include Pacaso Inc., its wholly owned subsidiaries, as well as the Holding SPEs in which the Company directly or indirectly has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s consolidated financial condition, results of operations or changes in stockholders’ equity. In the consolidated cash flows, $584 was reclassified from other receivables to customer receivables for the six months ending June 30, 2024. The net cash used in the operating activities for both periods presented did not change as a result of the reclassifications.

F-8

Principles of Consolidation—When evaluating an entity for consolidation, the Company first determines whether an entity is a variable interest entity (“VIE”). If the entity is deemed to be a VIE, the Company determines whether it would be the entity’s primary beneficiary and consolidates those VIEs for which the Company would be the primary beneficiary. The Company will also consolidate an entity not deemed a VIE upon determination that the Company has a controlling financial interest. See below for further discussion on the Company’s accounting for Holding SPEs used to acquire and sell co-ownership interests.

Use of Estimates—The Company prepared the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including, but not limited to, those related to the net realizable value of real estate inventory and real estate investments, useful lives of long-lived assets and intangible assets, capitalized software development, valuation of common stock, share-based compensation, and income taxes. The amounts ultimately realized from the affected assets or recognized as liabilities will depend on, among other factors, general business conditions and could differ materially in the near term from the carrying amounts reflected in the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. When a transaction is denominated in a currency other than the subsidiary’s functional currency, the Company recognizes a transaction gain or loss in other income (expense), net within the Consolidated Statements of Operations when the transaction is settled.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company generally places cash and cash equivalents and investments with high-credit-quality counterparties to ensure the financial institutions are stable when the Company’s deposits exceed Federal Deposit Insurance Company limits. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits.

Consolidation and Real Estate Investment Accounting — Co-ownership—Prior to December 31, 2022, the Holding SPE’s operating agreement typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE. The Company is no longer the primary beneficiary of the Holding SPEs upon the sale of the first membership interest, or group of membership interests, in an individual Holding SPE as the Company no longer has the power to direct the activities of the Holding SPE that most significantly impact the Holding SPE’s economic performance. As a result, the Company deconsolidates the Holding SPE upon the first closing of a membership interest in an individual Holding SPE.

During the year ended December 31, 2023, the Holding SPE’s operating agreement was amended and the Company has the power to direct the activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance until five of eight membership interests in an individual Holding SPE are sold, thus the Company does not deconsolidate until the fifth membership interest are sold in these circumstances.

In the last quarter of fiscal year 2024, the Holding SPE’s operating agreement was updated and typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE, thus the Company deconsolidates after the first sale of the membership interest. The operating agreement is typically not amended after a Holding SPE is created, thus the accounting treatment applied is on a SPE by SPE basis depending on the specific language in each.

F-9

Additionally, in certain limited circumstances during 2023, the Company was unable to legally transfer membership interest in the Holding SPE due to a lender restriction and the Company did not deconsolidate Holding SPEs with this lender restriction in 2023. Funds received for Holding SPEs with this lender restriction were recorded to deferred revenue until the loan was paid in full, at which time the membership was transferred, the Holding SPEs were deconsolidated, and revenue was recognized. This loan was paid in full and the restrictions were removed during December 2024 and the Company deconsolidated and recognized as revenue.

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis. Non-refundable cash proceeds received from third-party customers prior to the Company closing on the acquisition of a home are reflected as deferred revenue on the Company’s Consolidated Balance Sheet. Refundable deposits received from third-party customers are classified as deposit liabilities on the Company’s Consolidated Balance Sheet.

The deferred revenue balance as of June 30, 2025 and December 31, 2024 was $103 and $116, respectively, and consists primarily of cash payments received in advance of satisfying performance obligations all related to Pacaso Now. Revenue recognized for the six months ended June 30, 2025 related to amounts recorded as deferred revenue as of December 31, 2024 was $116.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Restricted Cash—Restricted cash as of June 30, 2025 of $9,522 is comprised of $7,204 of insurance proceeds recorded as a deferred insurance proceeds liability on our Balance Sheet discussed below, as well as $2,318 of cash in an interest reserve account in conjunction with our revolving credit facility entered into during February 2025. The insurance proceeds are specifically related to an insurance claim to rebuild four single family homes and remediate one other home in Malibu, California that were destroyed or damaged by fire during January 2025 and cannot be used for any general corporate purposes. The interest reserve cash usage cannot be directed solely by the Company and is part of the financial covenant certification in connection with our revolving credit facility.

Accounts and Other Long Term Receivable and Reserves for Credit Losses—Accounts and Other long term receivables are stated at amounts due from customers, net of reserves for credit losses. Reserves for credit losses is a best estimate of credit losses within the Company’s accounts receivable portfolio. The Company estimates its reserves for credit losses by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, the Company’s judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. Account balances are charged against the reserves when they become uncollectible after the Company has exhausted all means of collection. As of June 30, 2025 and December 31, 2024, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible.

As discussed above, as the Holding SPE sells membership interests, new third-party Members either pay cash in full for their interests or choose to finance up to 70% of their purchase price directly with the Holding SPE. As of June 30, 2025 and December 31, 2024, the Company’s accounts receivable was comprised primarily of balances due from new third-party members where an installment agreement was executed with terms less than 12 months. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, as well as principal paydowns from third-party Members that financed their purchase.

F-10

Deferred Offering Costs—Offering costs associated with our Regulation A offering are capitalized on our consolidated balance sheet and charged to additional paid-in capital pro-rata as funds are raised and will all be charged to additional paid-in capital upon the completion of the offering. During the six months ended June 30, 2025, the Company capitalized $143 of offering cost and amortized $339 to paid-in capital. Total offering cost charged to paid-in capital during the six months ended June 30, 2025 was $2,083, which includes amortization of $339 and $1,744 in processing fees. As of December 31, 2024, deferred offering costs on our consolidated balance sheet was $541, which included capitalized offering cost of $634, net of $93 amortized cost to paid-in capital. Total offering cost charged to paid-in capital as of December 31, 2024 is $312, which includes amortization of $93 and $219 in processing fees.

Other Long-Term Assets—Other long-term assets as of June 30, 2025 consist of insurance recovery assets where the Company has determined it probable that insurance recovery will be sufficient that the full carrying value of the previously impaired asset is recoverable. Other long-term assets as of December 31, 2024 consist of a single lease discussed further in footnote 15.

Deferred Insurance Proceeds Liability—During January 2025, the Company was impacted by the fires in Malibu, California and surrounding areas. In total, four homes were a complete loss, three of which the Company retained no ownership interest and is assisting with the impact of such as property managers only. The fourth home lost, the Company retained a 12.5% ownership interest, which had a net asset value of $784, which is net of $15 in associated debt obligations, and was included in real estate investments, net on the Company’s Consolidated Balance Sheet as of December 31, 2024. During the six months ended June 30, 2025, the Company received a total of $7,354 in insurance proceeds, of which $7,014 is related to the Malibu fire claims and $340 related to other claims. During the six months ended June 30, 2025, $150 was disbursed related to the Malibu file recovery efforts, leaving $7,204 on the Company’s Consolidated Balance sheet as of June 30, 2025 as a current liability as all proceeds will be utilized towards recovery.

Website and Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct and incremental internal and external costs relating to upgrades or enhancements, and deemed by the Company to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Capitalized software development costs principally relate to the development of the Company’s mobile applications, including the Company’s SmartStay booking technology, as well as website development and internal process automation. Total capitalized software development costs were $944 and $1,964 for the six months ended June 30, 2025 and year ended December 31, 2024, respectively, and are included in intangible assets, net within the Company’s Consolidated Balance Sheets and are amortized over an estimated useful life of 3 years. Amortization expense of capitalized software development costs was $1,152 and $1,391 for the six months ended June 30, 2025 and 2024, respectively.

F-11

Revenue Recognition

Real estate sales—The Company generates real estate sales revenue from the sale of partial membership interests in single family real estate and the revenue is recorded net of any discounts, or concessions, that may be granted.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company’s revenue recognition policies are first impacted by its ability to deconsolidate Holding SPE entities from its balance sheet. Once a Holding SPE has met the criteria for deconsolidation, the Company then evaluates the appropriate recognition of revenue and cost for membership interest sales, or in the case of a whole home sale, for the entirety of the home. Real estate sales revenue is recognized on the Holding SPE membership interest sale if a transfer of control over the interest is deemed to have occurred, which is defined as the point in time when a binding contract has been executed, the underlying Holding SPE share has been provided to a Member who obtains the right to use the home, any rescission or right-of-return periods have expired, and the transaction price has been fully paid or deemed to be collectible. Any amounts received prior to when transfer of control is deemed to have occurred, or prior to deconsolidation, are recorded as deferred revenue within the Company’s Consolidated Balance Sheets.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company deconsolidates the Holding SPE upon the first closing, or the fifth closing for Holding SPEs depending on which operating agreement was applicable. The first or fifth closing could be associated with the sale of one or multiple membership interests up to and including all eight membership interests. Real estate sales revenue is recognized for all membership interests sold upon the first or fifth closing. Deconsolidation of the Holding SPE occurs after the first closing or fifth closing, at which point the Holding SPE is classified as an equity method investment on the Company’s Consolidated Balance Sheet.

In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers. In these circumstances revenue is recorded when transfer of control over the home occurs, similar to the criteria for recognizing membership interest sales.

Gains on real estate investment sales—All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted. The Company records gains on sales when the criteria for sale recognition have been achieved, which are largely consistent with criteria evaluated for real estate sales. Membership interests are sold without recourse to investors, and Members are able to pledge or exchange their membership interests received. The Company also does not hold any repurchase rights associated with membership interests sold which would prohibit gain recognition as other criteria for sale recognition have been achieved. During the year ended December 31, 2022, there were limited circumstances in which the Company could not transfer ownership for sold membership interests due to certain provisions in the legal agreements which prohibited gain recognition. The Company recorded the impact of these as failed sales, with cash received from customers recorded as long-term debt. As of December 31, 2024, there was $430 included in current debt on the consolidated balance sheet, and is included in the Holding SPE lines of credit shown below in Note 7. During the six months ended June 30, 2025, the criteria for sale recognition was met and these sales were treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations.

Real estate services—Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, fees related to Members who finance, and commissions earned. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest. The Pacaso NOW fees are recognized in Real estate services revenue ratably over the term of the agreement.

The Company provides services under the Holding SPE management agreement, which includes certain services associated with managing the Holding SPEs (“Program Management Services”) as well as services associated with day-to-day management of homes (“Property Management”). Program Management services include Holding SPE administrative services, technology services (inclusive of providing for the use of the Company’s proprietary booking and stays technology), financial and accounting services, and oversight of any property management functions. Property Management Services are associated with the Company’s role as the property manager for each Holding SPE, responsible for day-to-day management of the property, including housekeeping and maintenance. The Company may decide to separately engage third-party subcontractors to fulfill its Property Management obligations.

F-12

The Company is paid a fixed monthly payment by Holding SPE members for the Program Management Services. The Company’s management agreements are currently for an initial five-year term, and are renewed automatically on an annual basis thereafter unless a supermajority of Holding SPE Members choose to replace the Company in the Non-Member managing role. Program Management fees are recognized as revenue on a monthly basis as services are performed.

All Property Management Services are charged to Members based on comparable market rates that an unaffiliated third-party would charge. In cases where local property managers are hired, the fee is approved by the Company in its role as program manager, and the services and managers are overseen by the Company. The Company, in its role as program manager is entitled to consideration for reimbursement of operating costs incurred on behalf of the Holding SPE Members in providing Property Management Services (“reimbursable revenue”). These reimbursable revenues include services such as property maintenance and cleaning. Program Management Services and Property Management Services are each evaluated as a single performance obligation and revenue is recognized when the services are performed and are recorded as a component of real estate services revenue on the Consolidated Statements of Operations. Reimbursable revenue within real estate services revenue during the six months ended June 30, 2025 and 2024, was $18,628 and $17,139, respectively, with the same amounts recorded in each period in cost of real estate services.

Real estate services revenue also includes services provided by the Company to facilitate Member loan origination activities when a Member elects to finance a portion of their ownership interest directly with the Holding SPE. The Company typically charges a 1% service fee based on the amount financed and these fees are collected upon the closing of the sale of the membership interest.

The Company also, at times, derives revenue from facilitating ownership transfer or paydown transactions on behalf of property owners who wish to convert an existing second home into a Pacaso home. In these instances, the Company may act as an agent of a paydown seller who places a property into a Holding SPE while the Company provides services as a facilitator of the sale of ownership interests to unrelated third-party Members. The Company records net revenue, as a component of real estate services sales revenue, for commissions earned in facilitating paydown transactions based on the fixed markup charged to new Holding SPE Members for their purchase transaction. Revenue is recorded as the Company sells individual Holding SPE interests to third-party owners and its performance obligations as an agent are complete. The Company may also earn a commission when an existing Member wishes to sell its interest and the Company acts as a listing real estate agent and earns a commission on such sale.

The Company enters into Holding SPE share agreements at the same time as it signs its initial management agreement. These collective agreements govern the performance of services for two distinct performance obligations: (1) the sale of Holding SPE membership interests, and (2) the performance of managed services (program management services or property management discussed further below). While the Company’s pricing is consistent from arrangement to arrangement the Company evaluates the price charged to customers to ensure the relative amounts allocated to each performance obligation are commensurate with the fair value of such elements on a stand-alone basis.

Real Estate Inventory, Net—For homes where a share has not yet been sold, and the Company owns 100% of the Holding SPE, the Holding SPE real estate inventory represents the value of real estate purchased by the Company’s consolidated Holding SPEs. Direct home acquisition, furnishings, and improvement costs are capitalized and tracked directly with each specific property. The Company’s property inventory cost represents the final third-party purchase price paid by the Holding SPE, inclusive of customary closing costs, to acquire and furnish the home, less any buyers credits received at the time of closing. Homes are stated in inventory at cost and are evaluated for realizability. Real estate inventory, net includes a valuation adjustment to record real estate inventory at the lower of cost or net realizable value. The Company applies the specific identification method whereby each home constitutes a unit of account. If the carrying amount or basis of inventory is not expected to be recovered, an inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. For homes under a sales contract, the net realizable value is the contract price less expected selling costs. For homes that are not under sales contract, net realizable value is management’s internally developed projected sales price less expected selling costs. The determination of net realizable value for homes not under sales contract requires management to make significant estimates related to projected sale prices. Changes in these estimates could have a significant impact on the net realizable value and a significant change in net realizable value could cause a significant valuation adjustment. During the six months ended June 30, 2025 and 2024 the Company did not record any write-down against real estate inventory.

F-13

Cost of Real Estate and Real Estate Services—Upon deconsolidation of Holding SPEs, the Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Holding SPE Lines of Credit—Member purchases of homes through Holding SPEs are partially funded with recourse financing through lending arrangements and lines of credit obtained from third-party lenders. The amount of debt financing may vary for each property, but terms allow for the Holding SPEs to borrow up to a maximum amount, on a revolving basis. Each line of credit is unique for each Holding SPE, but typically the facilities have a 10-year term, with interest-only payment terms that place principal repayment in full at the end of the term. The lines of credit are securitized by the underlying properties owned by each Holding SPE, with the Company also providing a guarantee of each Holding SPEs obligation to the lender through a separate agreement directly with the lender. Lines of credit associated with wholly-owned Holding SPEs are recorded within current portion of debt on the Company’s Consolidated Balance Sheet. See Note 7 for further details. Lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See note 3 for further details.

Each Holding SPE Member can choose to finance a portion of their ownership interest directly with the Holding SPE. Members are capped at 70 percent financing of their interest. All cash equity placed into a Holding SPE after a home has been purchased, and initial credit facilities have been drawn, is immediately used by the Holding SPE to pay down a portion of the outstanding borrowings. As each Holding SPE Member makes monthly payments to the Holding SPE to satisfy its individual loan from the Holding SPE, these payments are in turn utilized to make payments to the bank on credit facilities.

If any underlying Holding SPE Member is delinquent on making their loan payments to the Holding SPE, the Company is obligated, under the terms of the Holding SPE operating agreement, to make all interim payments on behalf of the Holding SPE to keep its payment standing current with the lender. After a period of delinquency, if the Member has not brought their account current, the Company, on behalf of the Holding SPE, may repossess ownership of the delinquent borrower’s Holding SPE membership interest, and remarket the share for third-party sale at a price determined by the Company. Any proceeds received from such sales are first utilized to settle all outstanding Member loans with the Holding SPE, which in turn pays down a corresponding amount with the lender. Any remaining proceeds then go to the Company to reimburse for any interim payments made to the lender between the time of delinquency and the time of membership interest resale. Finally, and only after each of the above steps has occurred, would the defaulted Member receive any remaining proceeds.

As previously noted, the Company continues to maintain a guarantee to the lender associated with the Holding SPE credit facilities. These guarantees effectively provide that in situations in which an outstanding Holding SPE Member is unable to make payments to satisfy its obligations with the Holding SPE, and after the Member’s share has been sold with the Company being reimbursed for any payments made on behalf of the Holding SPE after the period of delinquency, that the Company would be ultimately liable for any shortfalls to the lender. As of June 30, 2025 and December 31, 2024, the total principal outstanding subject to the Company’s guarantee to the lender was $333,561 and $333,697, respectively.

These guarantees are recorded at fair value at the time of revenue recognition. As of June 30, 2025 and December 31, 2024, the value of such guarantees is immaterial.

F-14

Revolving credit facility—On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility (the “2025 Revolving Credit Facility”) with a third-party financial institution. The facility matures in February 2029 and borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The facility does not provide the Company with any general credit for corporate purposes. Borrowings secured by equity interests are recorded within current portion of debt on the Company’s Consolidated Balance Sheet and borrowings secured by financing receivables are recorded within long term portion of debt on the Company’s consolidated Balance Sheet. See Note 7 for further details.

General and Administrative—General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees. These costs are expensed as incurred.

Offering Advertising—Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering. There were no costs specific to the Regulation A offering during the six months ending June 30, 2024. These costs are expensed as incurred.

Sales and Marketing—Sales and marketing costs consist of personnel-related expenses, including share-based compensation, home staging, commissions paid to third-party real estate brokers and expenses related to sales and marketing. Advertising costs totaled $1,463 and $2,011, for the six months ended June 30, 2025 and 2024, respectively. These costs are expensed as incurred.

Technology and Development—Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs. These costs are expensed as incurred.

Operations—Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding Costs—Holding costs includes equity method earnings from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost. These costs are expensed as incurred. During the six months ended June 30, 2024, holding costs also included a write-off of receivables from Holding SPE’s of $907, where the Company agreed to pay certain expenses on behalf of certain SPE’s.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences of both tax attributes and temporary differences. The Company’s deferred tax assets are generated primarily by tax attributes, such as net operating loss and business interest carryforwards, and also by temporary differences between the financial and tax bases of its assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

The Company does not release income tax effects from accumulated other comprehensive income (loss) until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

F-15

Loss per share—Basic loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 11 to our Consolidated Financial Statements - “Net Loss Per Share” for further discussion.

Segments—Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates its business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

Share-Based Compensation—The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires compensation expense to be measured based on the grant-date fair value of the share-based awards. The compensation expense recognized for each share-based award, based on the grant-date fair value, is recognized ratably on a straight-line basis over the requisite service period except for performance-based awards which are recognized over the requisite service period if it is probable that the performance conditions will be satisfied. As permitted by ASC 718, the Company accounts for forfeitures as they occur.

Recently Issued Accounting Standards

The Company has elected to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to companies that are not issuers. The adoption dates discussed below reflect this election. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

For the six months ended June 30, 2025, the Company did not adopt any material new accounting standards.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 (Income Taxes (Topic 740): Improvements to Income Tax Disclosures), which is intended to improve an entity’s income tax disclosures, primarily through disaggregated information about an entity’s effective income tax rate reconciliation and additional disclosures about income taxes paid. The new standard is effective for private companies for annual periods beginning after December 15, 2025. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In January 2024, the FASB issued ASU 2024-01 (Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards), which provides guidance on determining when profits interest awards and similar instruments should be accounted for under Topic 718, Compensation—Stock Compensation. The update includes illustrative examples to reduce diversity in practice. The new standard is effective for public business entities for fiscal years beginning after December 15, 2024, and for all other entities for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-03 (Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses), which requires public business entities to disaggregate certain income statement expenses into specified categories in the footnotes to financial statements. The goal is to provide more detailed information about the types of expenses in commonly presented expense captions. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In April 2024, the FASB issued ASU 2024-04 (Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments), which clarifies the accounting for induced conversions of convertible debt instruments. The update provides more consistent treatment of convertible debt instruments with cash conversion features or instruments that are not currently convertible. The new standard is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

F-16

3.	REAL ESTATE INVESTMENTS, NET

As of June 30, 2025 and December 31, 2024, the Company had 34 and 35 equity method investments, respectively, with ownership percentages ranging from 12.5%, representing 1 membership interest, to 87.5%, representing 7 membership interests.

The following table summarizes the aggregated carrying value of the Company’s equity method investments in Holding SPEs:

(amount in thousands)	As of June 30, 2025	As of December 31, 2024

Real estate investments	$54,296	$53,818
Holding SPE lines of credit	32,095	36,697
Real estate investments, net	$22,201	$17,121

As of June 30, 2025, the Company recorded an impairment against real estate investments, net and corresponding expense to other expenses of $268 where the estimated fair value is not expected to be recovered. Additionally, during the six months ended June 30, 2025, the Company offset the $268 impairment fully by an insurance recovery asset booked to other income and is included in Other Long Term Assets on our Consolidated Balance Sheet as of June 30, 2025 as full recovery is probable. As of December 31, 2024, the Company recorded an impairment against real estate investments, net and corresponding expense to gain on sale of real estate investments of $427 where the estimated fair value is not expected to be recovered.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables show our disaggregated revenues by product and segment from contracts with customers. We operate our business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 16: Business Segments for more information related to our segments.

(amount in thousands)	Six Months ended June 30,
	2025	2024
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$19,895	$41,515
Whole home sales	-	6,750
Gain on real estate investment sales	4,952	2,423
Resales and other	2,315	2,566
Financing fee sales	301	356
Total Co-ownership real estate and financing segment revenues	$27,463	$53,610

	Six Months ended June 30,
	2025	2024
PROPERTY OPERATIONS:
Property management	$4,194	$3,157
Other services	469	432
Total Property operations segment revenues	$4,663	$3,589

F-17

Receivables from Contracts with Customers, Contract Assets, and Contract Liabilities

Our accounts receivable that relates to contracts with customers include amounts associated with our contractual right to consideration for completed performance obligations and are settled when the cash is received. The amounts from our contracts with customers included in Accounts Receivable, net as of June 30, 2025 and December 31, 2024 were $6,452 and $6,251, respectively. At June 30, 2025 and December 31, 2024, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible. Contract liabilities include payments received or due in advance of satisfying our performance obligations. Such contract liabilities include funds received prior to the Company closing on the acquisition of a home and prior to the deconsolidation of the Holding SPE. Contract assets were not material as of June 30, 2025 and December 31, 2024.

The following table presents contract liabilities reflected as deferred revenue on the consolidated balance sheet, which also represents our remaining performance obligations. We expect to recognize the revenue and related cost of revenue or gain from sale of real estate investments upon deconsolidation or satisfaction of remaining performance obligations within the next 12 months as of June 30, 2025.

(amount in thousands)
Category	Balance Sheet Location	June 30, 2025	December 31, 2024

Contract liabilities	Deferred revenue	$103	$116

5.	FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level I:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level II:	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level III:	Inputs are unobservable for the assets or liability and are supported by little or no market activity, requiring the Company to develop its own assumptions.

The fair value of these financial instruments approximates their recorded values due to their short period of time to maturity. The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2025
(amount in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$3,648	$-	$-	$3,648
Money market	24,362	-	-	24,362
Total	$28,010	$-	$-	$28,010

F-18

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$3,666	$-	$-	$3,666
Money market	17,333	-	-	17,333
Total	$20,999	$-	$-	$20,999

6.	INTANGIBLE ASSETS, NET

A summary of intangible assets is as follows:

	June 30,	December 31,
(amount in thousand)	2025	2024

Website and software development costs	$11,427	$10,484
Accumulated amortization	(8,648)	(7,496)

Intangible assets, net	$2,779	$2,988

The estimated amortization expense of intangible assets for the next five years is as follows:

Remainder of 2025	$876
2026	1,229
2027	609
2028	65
2029	-

Amortization expense amounted to $1,152 and $1,391 for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025 amortization expense of $741, $213, $169, $10, and $19 was included in cost of real estate services, engineering, general and administrative, operations, and sales, respectively, in our Consolidated Statement of Operations. During the six months ended June 30, 2024 amortization expense of $1,098, $75, $216, and $2 was included in cost of real estate services, engineering, general and administrative, and operations, respectively, in our Consolidated Statement of Operations. There were no impairment charges for the six months ended June 30, 2025 and 2024.

7.	OTHER LONG-TERM RECEIVABLES

As of June 30, 2025, other long-term receivables include $5,387 due from third-party Members that are related to equity method investments on our Consolidated Balance Sheet. A summary of other long-term receivables is as follows:

(amount in thousands)	June 30, 2025	December 31, 2024

Member financing receivables (1)	$8,300	$7,800
Customer financing receivables (2)	20,653	-
Other customer financing receivables (3)	14,229	19,856
Total other long-term receivables	$43,182	$27,656

(1)	Member financing receivables represent financing receivables where the financing arrangement is contracted directly between the Company and the Member.
(2)	Customer financing receivables are secured by financing arrangements between the Member and the SPE that are legally pledged to the Company in connection with our new revolving credit facility entered into during February 2025.
(3)	Other customer financing receivables are financing receivables due from certain third-party Members that choose to finance a portion of their purchase. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, as well as principal paydowns from third-party Members that financed their purchase.

F-19

8.	FINANCING ARRANGEMENTS

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, a $50 million revolving credit facility, Regulation D proceeds, and a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances. Holding SPE line of credit amounts recorded as debt on the Company’s Consolidated Balance Sheet typically relate to wholly-owned SPEs. Holding SPE lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See Note 3 for further details.

All of the Company’s debt is recorded net of any debt issuance costs, which are amortized to either interest expense over the life of the facility for the revolving credit facility and acquisition financing line of credit, or cost of real estate services for holding SPE lines of credit. The debt issuance cost associated with the Regulation D offerings were immaterial. The underlying homes owned by the Holding SPEs as well as the Company’s equity in real estate investments held and financing receivables collateralize the Company’s debt, further detailed below. The fair value of all of the Company’s debt approximates carrying value.

The following table summarizes the Company’s current and long-term debt as of:

(amount in thousands)	June 30, 2025	December 31, 2024

Holding SPE lines of credit (1)	$9,477	$9,283
Revolving credit facility (2)	30,415	-
Regulation D offerings	12,342	15,360
Total debt	52,234	24,643
Less: current portion	(30,687)	(13,163)
Total long-term debt	$21,547	$11,480

(1)	Includes unamortized debt issuance costs of $438 and $454 as of June 30, 2025 and December 31, 2024, respectively.
(2)	Includes unamortized debt issuance costs of $408 as of June 30, 2025.

Holding SPE lines of credit—The Company enters into mortgage loan program facilities with multiple third-party financial institutions. Borrowings under these facilities are made by each individual Holding SPE and are typically interest-only loans with 10-year terms or less. All borrowings are secured by the underlying homes within each Holding SPE. The advance rates under this credit facility are typically capped at 65% of the appraised value of the underlying home, the interest rate ranges from 3.5% to 11% and none of the borrowings provide the Company with any general credit for corporate purposes.

During June 2024, the Company obtained an additional property mortgage loan where the Company is the only obligor for the loan. The mortgage loan has a 5-year term maturing in June 2029, bearing interest at 6.44%, and is reflected as debt on the Consolidated Balance Sheet.

The weighted average borrowing rate on the Holding SPE lines of credit was 5.0% and 4.5% as of June 30, 2025 and December 31, 2024, respectively. The Company was in compliance with applicable financial covenants as of June 30, 2025 and December 31, 2024.

While the contractual payment terms of certain Holding SPE lines of credit classify the debt as a long-term liability on the Company’s Consolidated Balance Sheets, typically the Company will derecognize the debt balances as Holding SPEs are fully subscribed, the Company no longer retains an economic interest in the Holding SPE and the Company no longer consolidates the Holding SPE, which may be prior to 12 months since the balance sheet date. At this stage, any remaining Holding SPE lines of credit debt has fully become the obligation of any underlying Holding SPE investors who have financed their purchase interests.

F-20

Due to the nature of Holding SPE line of credit activity, the Company borrows from facilities while it is often the sole Member of an individual SPE entity. When the Company subsequently sells shares to third party Members, the SPE borrowings are reassigned to purchasing Members, as outlined in Note 2. Given the nature of this activity, the Company presents gross SPE borrowings on the Statement of Cash Flows as cash inflows from financing activities. However, the assignment of these borrowings upon sale of SPE interests is presented as a non-cash reconciling item in the Statement of Cashflows, effectively reducing cashflows from operating activities upon the assignment.

As outlined in Note 2, the Company has provided a payment guarantee to lending institutions to guarantee payment of SPE lines of credit in the event of default by any Members. The value of these guarantees is immaterial as of June 30, 2025 and December 31, 2024.

Revolving credit facility—On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility (the “Revolving Credit Facility”) with a third-party financial institution. The facility matures in February 2029 and borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The advance rates under the Revolving Credit Facility are up to 100% of the face value of any financing receivables and capped at 70% of the value of any underlying Holding SPE’s for which the wholly-owned subsidiary owns membership interest in. The interest rate is between 10% to 16% based on the loan to value and the priority of the loan. The facility does not provide the Company with any general credit for corporate purposes. The covenants of the facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than the greater of a) $10 million and b) 30% of the outstanding loan balance, the Company to have a Net Worth of at least $45 million, the wholly-owned subsidiary to fund an interest reserve, and the wholly-owned subsidiary to meet a maximum loan-to-value requirement. In conjunction with the Revolving Credit Facility, certain Holding SPE borrowings were paid in full early with early prepayment penalties of $125 and a write-off of existing debt cost of $9, all of which were recorded to interest expense during the six months ended June 30, 2025.

Acquisition financing line of credit—On February 2, 2022, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility with a third-party financial institution (the “2022 Revolving Credit Facility”). The facility’s originally scheduled maturity on July 2, 2023 was extended to July 2, 2024 and borrowings under this credit facility are secured by the equity interests of the wholly-owned subsidiary. The advance rates under this credit facility are capped at 85% of the appraised value of the underlying home, the interest rate is 15% on draws up to $25 million and 13% thereafter and none of the borrowings provide the Company with any general credit for corporate purposes. As of June 30, 2024, $2,817 was drawn on the 2022 Revolving Credit Facility and the Company was in compliance with the covenants. The 2022 Revolving Credit Facility outstanding balance of $2,817 as of June 30, 2024 was paid in full during July 2024 and was not extended.

Regulation D Offerings—During 2023, the Company commenced a tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7.9 million of cash, which offers participants a 10% yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised are generally utilized to support SPE financing activities.

During March 2024, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. Through June 30, 2024 the Company raised $7.2 million of cash, which offers participants a 15% yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised will generally be utilized to support SPE financing activities.

F-21

Additionally, in connection with the Company’s Regulation D offerings prior to March 2024, extensions were executed related to $4.0 million of debt securities to extend their terms by 12 months after the initial term with new maturities ranging from February 2026 through February 2027 and increase their yield from 10% to 15%.

During March 2025, the Company commenced an additional tender process to raise debt funds via a SEC Regulation D offering. Through the date of this filing the Company has raised approximately $0.7 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable.

As of June 30, 2025 and December 31, 2024, the Company has fulfilled its obligations and requirements for exemption related to these Regulation D offerings.

9.	STOCKHOLDERS’ EQUITY

Common Stock—In September 2024, the Company amended its Certificate of Incorporation to add 28,957,528 shares designated as Class D Common Stock. On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our Class D Common Stock under Regulation A at $2.50 per share, and during December 2024, the Company increased the price per share to $2.70 and further to $2.80 during February 2025 and $2.90 during May 2025. Through September 8, 2025, the Company has received proceeds of $39,527, net of $2,415 in offering costs. See Note 2 for deferred offering costs details. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering or September 18, 2025.

As of June 30, 2025, the Company was authorized to issue 335,466,290 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 125,000,000 shares designated as Class B common stock, 31,508,762 shares designated as Class C common stock and 28,957,528 shares designated as Class D common stock. Each share of Class A common stock shall be entitled to 10 votes per share. Class B and Class D common stock are not entitled to any votes. Class C common stock shall be entitled to one vote per share.

During December 2024, the Company issued 200,609 shares of Class D common stock to acquire a single membership interest of a Holding SPE from a customer, which is recorded as a real estate investment on the Company’s consolidated balance sheet and also issued 75,000 shares of Class D common stock as incentives to customers to complete the sale of membership interests, which are recorded as a reduction of revenue. During March 2025, the Company issued 70,000 shares of Class D common stock in lieu of cash for maturing Regulation D offerings.

Through June 30, 2025, the Company issued 11,903,733 shares of Class D common stock in connection with our Regulation A offering.

Simple Agreements for Future Equity—During March and April 2022, the Company entered into SAFE agreements (the “2022 SAFEs”) with various investors in exchange for $15,369 in cash proceeds. Upon a future equity financing, the 2022 SAFEs will convert into the same securities in that equity financing and the 2022 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion. During June 2023, a portion of the 2022 SAFEs were converted into 7,216,848 shares of Series C preferred stock at $1.76 per share, representing the cancellation of $12,701 of the 2022 SAFE agreements. At the time of the conversion, the Company also sold 372,891 additional shares of Series C preferred stock at $1.76 per share for additional gross proceeds of $656 and issued warrants to investors to purchase an additional 30,299 shares of Series C preferred stock at $1.76 per share. The warrants are exercisable at any time for a period of ten years from issuance. The fair value of the warrants were immaterial.

The Company’s SAFE agreements are accounted for as liabilities which are marked-to-market each reporting period and changes in fair value are recorded through the Company’s Consolidated Statements of Operations as other (expense) income, net in each reporting period. The Company estimated the fair value of the SAFEs as of each issuance date and as of the closing of each preferred stock issuance. For the six months ended June 30, 2025 and year ended December 31, 2024, the changes in fair value for the 2022 SAFEs were immaterial.

F-22

Preferred Stock—Preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance.

The following table presents the Company’s authorized and outstanding preferred stock as of June 30, 2025 and December 31, 2024:

	June 30, 2025
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$22,466
Series B	19,129,473	18,779,540	$4.04	95,213
Series C	31,508,762	31,448,013	$4.49	159,011
Total	99,395,105	98,791,096		$276,690

	December 31, 2024
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$21,962
Series B	19,129,473	18,779,540	$4.04	92,954
Series C	31,508,762	31,448,013	$4.49	154,810
Total	99,395,105	98,791,096		$269,726

10.	SHARE-BASED COMPENSATION PLANS

For additional information regarding our share-based awards, see Note 10 in the Notes to Consolidated Financial Statements filed on the Company’s Form 1-K filed with the SEC.

Stock Option Awards—During the six months ended June 30, 2024, the Company repriced 1,497 stock options, reducing the exercise price from an average of $1.85 per option to $1.27 per option. The modification resulted in additional stock compensation expense of $196, of which $109 was recognized at the modification date and the remainder recognized over the remaining vesting period of the options. There were no other changes to the awards modified.

There were no stock options granted during the six months ended June 30, 2025. The following assumptions were used in the determination of fair value of option awards granted during the period:

Six Months Ended June 30, 2024
Expected term (years)	5.0
Expected volatility	60.0%
Risk-free interest rate	4.20%
Expected dividend yield	0%

F-23

A summary of outstanding stock option awards as of June 30, 2025 and changes during the year is presented below:

	Options Outstanding	Weighted average exercise price
Outstanding at December 31, 2024	14,217,043	$0.27
Exercised	(375,935)	0.31
Forfeited	(17,601)	1.25
Expired	(4,153,606)	0.17
Outstanding at June 30, 2025	9,669,901	$0.30

Unvested outstanding at June 30, 2025	140,316	$1.26

Vested and exercisable at June 30, 2025	9,529,585	$0.29

As of June 30, 2025, there was $177 of unrecognized stock-based compensation associated with unvested stock options expected to be recognized over a weighted-average period of 0.6 years. As of June 30, 2025, the average remaining life of the exercisable and outstanding stock options was 5.0 years with an aggregate intrinsic value of $14,727. The total intrinsic value of options exercised by employees and directors during the six months ended June 30, 2025 was $572. The grant-date fair value of options that vested during the six months ended June 30, 2025 was $195.

Restricted Share Awards—The following table summarizes activity for restricted stock awards (“RSAs”) for the six months ended June 30, 2025:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested RSAs at December 31, 2024	117,187	$0.86
Granted	-	-
Vested	(117,187)	$0.86
Forfeited	-	-
Unvested RSAs at June 30, 2025	-	$-

As of June 30, 2025 there was no additional compensation expense related to unvested RSAs. For the six months ended June 30, 2025 the Company recorded a compensation expense of $60 associated with vested RSAs.

Restricted Share Units—The following table summarizes activity for restricted share units (“RSUs”) for the six months ended June 30, 2025:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested RSUs at December 31, 2024	21,259,949	$1.47
Granted	8,034,500	1.83
Forfeited	(1,046,057)	1.66
Unvested RSUs at June 30, 2025	28,248,392	$1.57

As of June 30, 2025 there was $44,418 of unrecognized compensation expense related to unvested RSUs which will only be recognized upon satisfaction of the performance-based and service condition.

F-24

Share-Based Compensation Expense—The following table presents the effects of share-based compensation expense in our Consolidated Statements of Operations during the periods presented:

	Six Months ended June 30,
(amount in thousands)	2025	2024
Sales and marketing	$(18)	$94
General and administrative	161	387
Operations	25	59
Technology and development	45	73
Cost of real estate services	11	19
	$224	$632

11.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to Pacaso Inc. by the weighted average shares of common stock outstanding during the period. As of June 30, 2025 the Company has shares of Class A, Class B and Class D Common Stock outstanding and as of June 30, 2024 the Company has shares of Class A and Class B Common Stock outstanding. Also, the Company has potential shares of Class C Common Stock outstanding because the Series C Preferred Stock is convertible into Class C Common Stock, but no shares outstanding as of June 30, 2025 or 2024. Additionally, the weighted average common stock shown below includes 2,208,405 shares of Class B Common Stock in both periods presented related to warrants exercisable at an exercise price of $0.01. In all cases, the economic rights and privileges of each class of Common Stock are the same. The only difference between the classes is voting rights.

Due to the Company’s multiple common share class structure, the Company utilizes the two-class method in calculating net loss per share. However, all classes of Common Stock share equally in both earnings and losses and the only differentiating factor between the classes is the number of votes per share. Thus, under the use of the two-class method, all classes of common stock result in the same net loss per share. No dividends were declared or paid for the six months ended June 30, 2025 and 2024.

The Company’s preferred stock, stock options, RSU’s, RSA’s, SAFE’s and remaining warrants not discussed above are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Six Months ended June 30,
	2025	2024
(in thousands, except per share data)
Numerator:
Net loss available to Pacaso Inc. Class A and B common stockholders	$(22,300)	$(13,792)

Denominator - weighted average:
Common stock outstanding - basic and diluted	168,158	160,652

Basic and diluted net loss per share to Class A and B common stockholders	$(0.13)	$(0.09)

12.	INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized as temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

F-25

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence. This evidence includes projected future taxable income, tax-planning strategies, results of recent operations, and the scheduled reversal of existing deferred tax liabilities, which are treated as a source of future taxable income. The Company’s deferred tax liabilities are primarily related to differences in the book and tax treatment of its finite-lived assets, such as property and equipment and right-of-use assets.

After this analysis, the Company concluded that a full valuation allowance against its remaining deferred tax assets was necessary. As of June 30, 2025 and June 30, 2024, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s component of the expense for income taxes for the six months ended June 30, 2025 and June 30, 2024 were $65 and $73, respectively, related to current state income taxes.

The Company’s effective income tax rates for the six months ended June 30, 2025 and June 30, 2024 was -0.28% and -0.53%, respectively, and differ from the statutory rate of 21% due primarily to the change in the valuation allowance and state taxes.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s operating loss carryforwards, the U.S. federal statute of limitations remains open for 2020 and onward. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2025 and June 30, 2024, there is no accrued interest or penalties recorded in the consolidated financial statements.

13.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various proceedings arising in the normal course of conducting business, inclusive of preliminary challenges by certain local cities and municipalities surrounding the legality of the Company’s business model. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations.

14.	RETIREMENT PLAN

The Company adopted a 401(k) profit-sharing plan effective July 29, 2020. The plan covers eligible employees as of their hire date. The 401(k) component of the plan allows employees to elect to defer from 1% to 100% of their eligible compensation up to the federal limit per year. Company matching and profit-sharing contributions are discretionary and are determined annually by Company management and approved by the Board of Directors. No matching or profit-sharing contributions were declared for the six months ended June 30, 2025 and 2024.

15.	LEASES

As of June 30, 2025 and December 31, 2024, the Company’s lease portfolio comprised of a single aircraft lease and the Company does not have any finance leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are recorded within other long-term assets, other current liabilities and other long-term liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company elected an accounting policy to combine lease and non-lease components for all leases.

F-26

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most leases, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease expense for operating leases is recognized on a straight-line basis over the lease term. During 2023, the Company’s single aircraft lease was modified to amend the minimum monthly lease amount to $15 per month and the Company recalculated the present value of the remaining lease term using the incremental borrowing rate at the time of the amendment.

For the six months ended June 30, 2025 and 2024, the Company recognized $90 of operating lease expense, excluding short-term lease expense, respectively, which was immaterial. The impact of the Company’s lease portfolio did not have a material impact on the Company’s Consolidated Statements of Cash Flows.

The following table presents supplemental Consolidated Balance Sheet information related to the Company’s operating leases as of June 30, 2025:

Operating lease right-of-use assets	$103

Other current lease liabilities	$103
Long-term operating lease liabilities	-
Total operating lease liabilities	$103

Weighted-average remaining lease term (in years)	0.75

Weighted-average discount rate	9.5%

As of June 30, 2025, the maturities of the Company’s operating lease liabilities were as follows:

Remainder of 2025	$90
2026	45
2027	-
2028	-
2029	-
Total lease payments	$135
Less imputed interests (A)	(32)
Total	$103

(A) Calculated using the Company’s average incremental borrowing rate

The lease term is for a period of five years with an automatic renewal period of one year. For the purposes of determining the lease term, the automatic renewal period was excluded since it was not reasonably certain at lease commencement the renewal period will be exercised.

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16.	RELATED PARTY TRANSACTIONS

Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. During the six months ended June 30, 2025 and 2024, the Company waived $117 and $0 fees, respectively, associated with co-ownership interest purchases by employees and non-employee directors. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

During April 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel (see Note 15). The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

During the six months ended June 30, 2024 the Company’s two co-founders both participated in contributing funds towards the debt raised via SEC Regulation D discussed in Note 8. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

As of June 30, 2025 and December 31, 2024, other current receivables on the Consolidated Balance Sheets includes $1,316 and $1,274, respectively, amounts due from related Holding SPE’s. As of June 30, 2025 and December 31, 2024, other current liabilities includes $34 and $22, respectively, amounts due to related Holding SPE’s.

17.	BUSINESS SEGMENTS

We operate our business under the following two segments: (i) co-ownership real estate and financing and (ii) property operations. Co-ownership real estate and financing and property operations have not been aggregated due to differences in the nature of the products and services and each have separate management who directly consult with our chief operating decision maker (“CODM”), which is our CEO, on a regular basis.

The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment, which the CODM utilizes to assess trends in our segments and make resource allocation and business direction in order to achieve business targets and customer pricing strategies. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments and the sale of whole homes. Whole home sales are included in real estate sales, net in the table below. Co-ownership real estate services include fees earned on resales, Pacaso NOW as well as financing fees.

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The following tables presents our revenues and gross profit for co-ownership real estate and financing by various components for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$19,895	$48,265
Real estate investment sales	4,952	2,423
Co-ownership real estate services	2,616	2,922
Total Co-ownership real estate and financing sales	27,463	53,610

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	17,494	43,012
Co-ownership real estate services	522	551
Total cost of Co-ownership real estate and financing	18,016	42,563
SEGMENT GROSS PROFIT	$9,447	$11,047

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings.

The following tables presents our revenues and gross profit for property operations by various components for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
PROPERTY OPERATIONS:
Property management	$4,194	$3,157
Other services	469	432
Total Property operations sales	4,663	3,589

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	1,437	1,361
Other services cost of sales	55	37
Total cost of Property operations	1,492	1,398
SEGMENT GROSS PROFIT	$3,171	$2,191

Segment Reconciliation

The table below reconciles our segments to revenue and loss before taxes:

(amount in thousand)	June 30,	June 30,
RECONCILIATION	2025	2024

Total segments revenue	$32,126	$57,199
Other non-segment revenue:
Reimbursable sales	18,628	17,139
Total revenue	50,754	74,338

Total segment gross profit	12,618	13,238
Other non-segment cost of revenue:
Reimbursable cost of sales	18,628	17,139
Amortization of developed technology	741	1,098
Operating Expenses:
Offering advertising	9,408	-
Sales and marketing	6,769	8,388
General and administrative	8,198	9,036
Technology and development	3,273	2,765
Operations	2,600	2,412
Holding costs	1,276	2,064
Depreciation	38	61
Other:
Interest expense	(4,568)	(3,474)
Interest income	2,075	2,341
Other expense	(57)	-
Loss before income taxes	$(22,235)	$(13,719)

18.	SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events from July 1, 2025 through September 12, 2025, the date the consolidated financial statements were issued.

On August 20, 2025, the Company, through a wholly-owned subsidiary, entered into a $100 million master repurchase agreement with a third-party financial institution. The facility has a scheduled termination date in August 2027 and borrowings under this credit facility are secured by whole mortgage loans owned by the wholly-owned subsidiary. The advance rates under this repurchase agreement are based on the outstanding principal balance of the individual whole mortgage loans owned by the wholly-owned subsidiary. The interest rate is floating at a spread over the Secured Overnight Financing Rate. The facility does not provide the Company with any general credit for corporate purposes.

During September 2025, the Certificate of Incorporation of the Company was amended to increase the number of authorized shares designated as Class B common stock from 125,000,000 shares to 140,000,000 shares. The filed copy is attached hereto as an Exhibit.

******

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EXHIBITS

The following exhibits are filed with this periodic report:

Exhibit	Description

2.1	Certificate of Incorporation, as amended
2.2	Bylaws*
3.1	Second Amended and Restated Right of First Refusal and Co-Sale Agreement*
3.2	Second Amended and Restated Investors’ Rights Agreement*
3.3	Third Amended and Restated Voting Agreement*
4.1	Form of Subscription Agreement*
6.1	Contract with DealMaker related entities*
6.2	Offer Letter for Gregory Austin Allison*
6.3	Offer Letter for Alvaro Cortes*
6.4	Offer Letter for Lara Cumberland*
6.5	Offer Letter for Joe Maehler*
6.6	Offer Letter Daivak Shah*
6.7	Offer Letter for Doug Shankman*
6.8	Offer Letter for David Willbrand*
6.9	Offer Letter for Spencer Rascoff*
6.10	Offer Letter for David Kallery

* Filed with Form 1-A on September 9, 2024 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 12, 2025.

Pacaso Inc.

September 12, 2025	By:	/s/ Gregory Austin Allison
	Name:	Gregory Austin Allison
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities listed on September 12, 2025.

Signature	Title

/s/ Gregory Austin Allison
Gregory Austin Allison	CEO, Principal Executive Officer, Director

/s/ Alvaro Cortes
Alvaro Cortes	Chief Financial Officer and Principal Accounting Officer

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